EXHIBIT 21

LIST OF SUBSIDIARIES

Global Payments Inc. has the following subsidiaries and ownership interests.

Name	Jurisdiction of Organization
Global Payments Direct, Inc.	New York
Global Payments Check Services, Inc.	Illinois
NDPS Comerica Alliance, LLC	Delaware(1)
Global Payment Systems LLC	Georgia
Global Payment Holding Company	Delaware
GPS Holding Limited Partnership	Georgia
Global Payment Systems of Canada, Ltd.	Canada
Global Payments Canada Inc.	Ontario, Canada
Merchant Services U.S.A., Inc.	North Carolina
NDC Holdings (UK) Ltd.	Georgia
Global Payments Check Recovery Services, Inc.	Georgia
NDPS Holdings, Inc.	Delaware
NDC Gaming Services, Inc.	Illinois
GP Finance, Inc.	Delaware
Modular Data, Inc.	Delaware

(1)	NDPS Comerica Alliance, LLC has minority partners which collectively own a 49% interest.